
06012203


ELEMENTIS

By Federal Express

March 27, 2006


RECEIVED
MAR 2 8 2006
185
PROCESSING
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Elementis plc; SEC File No. 82-34751

Dear Sir or Madam:

Elementis plc (the "Company"), a company organized under the laws of England, hereby furnishes to the United States Securities and Exchange Commission (the "SEC") information that, since the Company's last submission, it made or was required to make public pursuant to the laws of England, distributed or was required to distribute to the holders of its securities, or filed or was required to file with the London Stock Exchange and which was made public by the London Stock Exchange. This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please let me know if you have any questions or concerns (tel: 609-443-2317; fax: 609-443-2117).

Kindly acknowledge receipt of this letter by date-stamping and returning the enclosed copy of this letter in the stamped, pre-addressed envelope provided.

Very truly yours,

Walker Allen

Walker Allen

Enclosures

4/4

Elementis Worldwide Inc.
PO Box 700
329 Wyckoffs Mill Road
Hightstown, New Jersey
08520 USA